NEXA RESOURCES ANNOUNCES 2025 YEAR-END
MINERAL RESERVES AND MINERAL RESOURCES

Luxembourg, March 26, 2026 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces its 2025 Year-End Mineral Reserves and Mineral Resources (“MRMR”) update for its operations and projects in Peru and Brazil.

Commenting on the MRMR update, Ignacio Rosado, CEO of Nexa Resources, stated: “In 2025, our disciplined near-mine exploration program continued to focus on Mineral Resources conversion drilling, delivering strong Mineral Reserve replacement results. Consolidated Mineral Reserves grew 4.4% to 115.1 million tonnes, with the addition of 282 thousand tonnes of contained zinc offsetting annual depletion. This performance underscores the organic growth potential of our existing asset base.

Vazante generated our most significant contribution to Mineral Reserves for the year. Infill drilling at Extremo Norte and Lumiadeira Sul was key to this result, successfully extending the life-of-mine to 2034. At the Cerro Pasco Complex, El Porvenir Mineral Reserves grew 6.3% in mass and 8.0% in contained zinc, driven by resource conversion drilling within the Integration Project area. Meanwhile, Atacocha Underground Mineral Reserves increased 13.5% in mass, supported by favorable revisions to economic parameters, reinforcing the strategic value of the Cerro Pasco Integration Project.

In 2026, we will continue to invest in extending the life-of-mine at our core operations, advancing the Integration Project drilling target at the Cerro Pasco Complex, and expanding our greenfield exploration pipeline across Peru and Brazil.”

2025 Year-End Mineral Reserves and Mineral Resources Highlights

Mineral Reserves

Note: “Addition” refers to new tonnages from brownfield and infill drilling, while “Revision” refers to changes in Mineral Reserves due to reclassification, mine design modifications, and economic parameters adjustments, leading to a model review and update. The Mineral Reserve figures are presented on a 100% basis and refer exclusively to zinc mines.

▪	As of December 31, 2025, Proven and Probable Mineral Reserves totaled 115.1 million tonnes, a 4.4% increase from 110.3 million tonnes as of December 31, 2024, containing 4,047kt of zinc, at an average zinc grade of 3.52%. The increase in mass was driven by Mineral Resource-to-Mineral Reserve conversions across all operations, supported by infill and extension drilling and updated economic parameters reflecting higher metal prices. The lower average zinc grade relative to 2024 reflects the conversion of lower-grade resources that became economically viable at updated price assumptions. On an attributable ownership basis, Proven and Probable Mineral Reserves contained 3,799kt of zinc as of December 31, 2025, compared to 3,829kt as of December 31, 2024. Nexa's attributable interest is 100% for Brazilian operations, 83.55% for Cerro Lindo and El Porvenir, and 83.01% for Atacocha (through its subsidiary, Nexa Peru).

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▪	Mineral Reserve additions of 282kt in contained zinc partially offset annual depletion of 373kt, demonstrating continued Mineral Reserve replacement through near-mine exploration. Additions were concentrated, at Vazante (+140kt), Cerro Lindo (+82kt), El Porvenir (+46kt), Aripuanã (+7kt), and Atacocha (+7kt), derived from geological model and orebody updates based on infill and orebody extension drilling.
▪	Net positive revisions of 60kt of contained zinc were mainly driven by updated metal price assumptions, revised economic parameters, and mine design optimizations, with the largest positive contributions at El Porvenir (+66kt), Vazante (+23kt) and Atacocha (+21kt), partially offset by revisions at Aripuanã (-34kt) and Cerro Lindo (-16kt).
▪	The resulting Mineral Reserve replacement ratio, measured as exploration additions plus net revisions relative to annual depletion, was approximately 92.4% in zinc content in 2025, indicating near-complete organic replacement of mined reserves through the Company's brownfield drilling programs. On a gross basis (additions only, excluding revisions), the replacement ratio was approximately 75%.
▪	As a result of the 2025 Mineral Reserve additions and revisions, net of depletion, current life-of-mine plans extend to 2041 at Aripuanã, 2036 at El Porvenir and Atacocha Underground, 2034 at Vazante, 2032 at Cerro Lindo, and 2028 at Atacocha Open Pit. Compared to December 31, 2024, LOM was extended by 2 years at Aripuanã (from 2039 to 2041), by 2 years at Vazante (from 2032 to 2034), by 1 year at Cerro Lindo (from 2031 to 2032) and by 2 years at El Porvenir (from 2034 to 2036), reflecting the impact of the 2025 exploration program on mine longevity.
▪	At the Cerro Lindo Mine, Proven and Probable Mineral Reserves were estimated at 39.67Mt at 1.28% Zn, 0.19% Pb, 0.46% Cu, and 21.2 g/t Ag as of December 31, 2025, marking a 1.5% increase in mass from 39.07Mt at 1.38% Zn, 0.20% Pb, 0.52% Cu, and 21.4 g/t Ag as of December 31, 2024. The increased mass and decreased zinc grade were mainly attributable to the conversion of lower zinc grade from Mineral Resources to Mineral Reserves following infill drilling and extensions of the OB5B, OB2, OB16, OB1, OB10 and OB14 Ore Bodies. Mineral Reserve depletion in 2025 accounted for -95.9kt in contained zinc.
▪	At the Vazante Mine, Proven and Probable Mineral Reserves were estimated at 13.66Mt at 7.79% Zn, 0.20% Pb, and 9.4 g/t Ag as of December 31, 2025, up 16.1% increase in mass from 11.77Mt at 8.91% Zn, 0.25% Pb, and 12.2 g/t Ag as of December 31, 2024. The increased mass and decreased zinc grade were mainly attributable to the cut-off value reduction and higher operational dilution, conversion of Mineral Resources to Mineral Reserves as a consequence of infill drilling at Extremo Norte and Lumiadeira Sul. Mineral Reserve depletion in 2025 accounted for -154.1kt in contained zinc.
▪	At the El Porvenir Mine, Proven and Probable Mineral Reserves were estimated at 16.19Mt at 4.21% Zn, 0.99% Pb, 0.26% Cu, 66.0 g/t Ag, and 0.19g/t Au as of December 31, 2025, reflecting a 6.3% increase from 15.23Mt at 4.15% Zn, 1.18% Pb, 0.24% Cu, and 72.3 g/t Ag as of December 31, 2024. The increase was driven by the conversion of Mineral Resources through infill drilling and extension drilling at the EXITO and V1204 Ore Bodies, with additional contributions from the update of VCN3, V12i, VC2 and VCN4 Ore Bodies. Mineral Reserve depletion in 2025 accounted for -61.9kt in contained zinc.

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▪	At the Atacocha Mine, Proven and Probable Mineral Reserves for the underground mine were estimated at 6.66Mt at 4.08% Zn, 1.30% Pb, 0.41% Cu, and 77.2 g/t Ag as of December 31, 2025, reflecting a 13.5% increase from 5.87Mt at 4.36% Zn, 1.36% Pb, 0.40% Cu, and 79.5 g/t Ag as of December 31, 2024. The increase was driven primarily by updated metal price assumptions and revised economic parameters reflecting metal price update, which increased the Net Smelter Return (NSR). For the open pit mine, Proven and Probable Mineral Reserves were estimated at 2.95Mt at 1.18% Zn, 1.21% Pb, 35.0 g/t Ag, and 0.20g/t Au as of December 31, 2025, marking a 20% decrease from 3.66Mt at 1.01% Zn, 1.16% Pb, 35.5 g/t Ag, and 0.21g/t Au as of December 31, 2024. The decrease was mainly attributable to depletion from mining activities. Mineral Reserve depletion in 2025 accounted for -14.3kt in contained zinc for open pit operations.
▪	At the Aripuanã Mine, Proven and Probable Mineral Reserves were estimated at 34.08Mt with an average grade of 4.13% Zn, 1.57% Pb, 0.11% Cu, 37.3 g/t Ag, and 0.19 g/t Au as of December 31, 2025, reflecting a 4.3% increase from 32.68Mt at 4.53% Zn, 1.73% Pb, 0.13% Cu, 40.9 g/t Ag, and 0.21 g/t Au as of December 31, 2024. The increase in mass was primarily driven by metal price update and the conversion of Mineral Resources to Mineral Reserves by infill drilling at the Link deposit, and the decrease in zinc grade reflecting mine design review. Mineral Reserve depletion in 2025 accounted for -43.9kt in contained zinc.

Mineral Resources

Note: “Addition” refers to new tonnages from brownfield and greenfield drilling, while “Revision” refers to changes in Mineral Resources due to reclassification, mine design modifications, and economic parameters adjustments, leading to a model review and update. The Mineral Resource figures are presented on a 100%-basis and refer exclusively to zinc mines and projects.

▪	As of December 31, 2025, Nexa estimated Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) at 3,120kt of contained zinc compared to 3,163kt as of December 31, 2024. The net decrease of 43kt of contained zinc reflects 20kt of additions from infill drilling at Vazante and Cerro Lindo, more than offset by a 63kt reduction mainly due to the conversion of Mineral Resources into Mineral Reserves at El Porvenir and Cerro Lindo. Additional reductions stemmed from updates to economic parameters, mine design, stope sequencing, and geological models across the Vazante, Cerro Lindo, El Porvenir and Atacocha (Underground) mines.
▪	Despite an overall net decrease in contained zinc, Measured and Indicated Mineral Resources at Vazante increased by 31.2kt of contained zinc, primarily due to updated economic assumptions, including metal prices, exogenous parameters and treatment charge rates, complemented by updates to stope geometries. At Cerro Lindo, additions were driven by infill drilling, mainly at OB5B, OB2, OB16, OB1, OB10 and OB14 ore bodies (+11.1kt), partially converting Measured and Indicated Mineral Resources into Mineral Reserves.

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▪	As of December 31, 2025, Nexa estimated Inferred Mineral Resources at 6,935kt of contained zinc compared to 7,072kt at the end of 2024. The net reduction of 137kt in contained zinc was primarily due to the 283kt conversion of Mineral Resources to Mineral Reserves and geological model updates reflecting lower grades at Vazante; revisions to economic parameters, metal price assumptions and stope designs at Aripuanã; and the conversion of Mineral Resources to Mineral Reserves along with geological model updates at Cerro Lindo. These reductions were partially offset by Inferred Mineral Resource additions of 146kt of contained zinc. The most significant contribution came from the Integración target at the Cerro Pasco Complex, where exploration drilling at the 3,300 level between the El Porvenir and Atacocha (Underground) mines added 116kt of contained zinc in Inferred Mineral Resources, the largest single resource addition across the portfolio in 2025 and a key milestone in advancing the Cerro Pasco Integration Project toward future reserve conversion. Additional Inferred Resource additions of 30kt were recorded at the Varginha Norte target at Vazante.
▪	Nexa also holds copper Mineral Resources through its Magistral project in Peru and continues to advance early-stage copper exploration in Peru, Brazil and Namibia. As part of its ongoing portfolio management, Nexa regularly evaluates the strategic fit and risk-return profile of all its assets, including its greenfield projects. For further details on copper Mineral Resources, see Table 4 below.

Exploration Outlook

Our 2026 exploration strategy is focused on the expansion of Mineral Resources and the identification of new growth opportunities through disciplined drilling programs, geological mapping, and integrated data analysis. A total of 59,870 meters of drilling is planned, including 44,420 meters (74%) in Peru and 15,450 meters (26%) in Brazil.

The Company’s key regional plans are as follows:

•	Cerro Lindo: Efforts will prioritize geological activities to support long-term mine life extension.
•	Aripuanã: Exploration initiatives will focus on geophysical programs designed to identify new targets and expand existing mineralized zones to enhance operational flexibility.
•	Vazante: The 2026 work program includes 13,200 meters of drilling, continuing extension drilling at the Varginha, Conexão Sucuri Norte, Extremo Norte, and Lumiadeira targets to support further mine life extension.
•	Cerro Pasco Complex: Building on the 116kt Inferred Mineral Resource addition at the Integración target in 2025, the 2026 program includes 18,460 meters of drilling along the extension of the target at the 3,300 level, with the objective of expanding known mineralization and supporting future Mineral Resource-to-Reserve conversion at the integration zone between El Porvenir and Atacocha.
•	Hilarión: Nexa will initiate a 4,000-meter drilling program focused on expanding high-grade resources.
•	Florida Canyon: Efforts will remain directed toward geological mapping and data integration to define future exploration strategies.

Additionally, Nexa plans to advance its regional exploration portfolio through 24,210 meters of diamond drilling, prioritizing key exploration belts for further Mineral Resource expansion. Across all jurisdictions, the strategy aims to optimize capital allocation, strengthen the copper portfolio, and support long-term value creation.

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In aggregate, the 2026 exploration program is designed to support the continued replacement and growth of Mineral Reserves across our operating portfolio, with particular emphasis on extending mine life at Vazante and Cerro Lindo and advancing the Integración target at the Cerro Pasco Complex toward Mineral Reserve conversion. Total exploration expenditures for 2026 are budgeted at US$68 million.

Mineral Reserves and Mineral Resources Tables

MINERAL RESERVES

The table below presents our Mineral Reserves estimates, prepared with an effective date of December 31, 2025 (except where otherwise noted).

Table 1. Nexa Year-End Mineral Reserves as of December 31, 2025 (except where otherwise indicated) for Zinc operating mines on a 100% basis.

NOTES TO MINERAL RESERVES TABLE

The tonnage and content presented in Table 1 have not been adjusted to reflect our ownership interest. The table includes 100% of the Mineral Reserve estimates for each property. Please refer to our ownership percentage for amounts attributable to our interest.

Mineral Reserves estimates were prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”), which aligns with CIM (2014) definitions. The effective date for these estimates is December 31, 2025.

The Qualified Person for the Mineral Reserves estimates for Cerro Lindo is Cesar Moreno, B.Eng., MAusIMM; for Vazante and Vazante Aroeira Tailings is Mateus Gomes Ribeiro, B.Eng., MAusIMM; for Aripuanã is Cristovao Teofilo dos Santos, B.Eng., FAusIMM; and for El Porvenir, Atacocha (Underground), and Atacocha (Open Pit) is Renzo Suarez, B.Eng., MAusIMM, all of whom are Nexa employees.

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Cerro Lindo Mine: Mineral Reserves are estimated at an NSR cut-off value of US$45.66/t processed. Some incremental material with values between US$30.44/t and US$45.66/t was included. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 87.40% for Zn, 82.67% for Cu, 65.22% for Pb, and 68.78% for Ag. A minimum mining width of 5.0 m was used. Dilution and extraction factors are applied based on stope type and location. Bulk density varies depending on mineralization domain. The current life of mine (“LOM”) plan continues to 2032.

Vazante Mine: Mineral Reserves are estimated at a NSR cut-off value of US$62.42/t processed. Mineral Reserves estimates are based on average long-term metal zinc prices of US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 84.36% for Zn, 21.08% for Pb, and 42.00% for Ag. A minimum mining width of 2.0 m was applied. The current LOM plan continues to 2034.

Vazante Aroeira Tailings: Mineral Reserves are estimated at a NSR cut-off value of US$25.73/t processed. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Vazante Aroeira Tailings average head grades are 67.39% for Zn, 33.63% for Pb, and 42.00% for Ag. A minimum mining unit of 10 m x 10 m x 2 m was applied.

El Porvenir Mine: Mineral Reserves are estimated at NSR cut-off grade values ranging from US$72.91/t to US$74.76/t for SLS areas, and US$74.04/t to US$75.89/t for C&F areas depending on the zone. A quantity of incremental material (with values between US$46.22/t and US$48.07/t for SLS and values between US$47.35/t and US$49.20/t for C&F mining) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); silver: US$29.11/oz; and gold: US$2,464.12/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 89.26% for Zn, 15.62% for Cu, 79.36% for Pb, 62.92% for Ag, and 30.19% for Au. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserve shapes and development design and are reported inclusive of extraction losses and dilution. The current LOM plan continues to 2036.

Atacocha (Underground) Mine: The Mineral Reserves were estimated at a NSR cut-off of US$77.60/t for SLS areas, and US$78.77/t for C&F areas depending on the zone. A quantity of incremental material (with values between US$50.91/t and US$77.60/t for SLS and values between US$52.08/t and US$78.77/t for C&F mining) were included in the estimate. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.20% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserve shapes and development design and are reported inclusive of extraction losses and dilution. The current LOM plan begins in 2029 and continues to 2036.

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Atacocha (Open Pit) Mine: Mineral Reserves are estimated at a NSR cut-off value of US$22.91/t. A quantity of incremental material (with values between US$16.54/t and US$22.91/t) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); silver: US$29.11/oz; and gold: US$2,464.12/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 84.03% for Pb, 75.76% for Ag, and 65.46% for gold. The current LOM plan continues to 2028.

Aripuanã Mine: Mineral Reserves are estimated at a NSR break-even cut-off value of US$63.86/t processed was estimated from forecasted operating costs and some incremental material between US$49.56/t and US$63.86/t was included. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); silver: US$29.11/oz; and gold: US$2,464.12/oz. Recoveries at LOM average head grades are 89.89% for Zn, 84.10% for Pb, 55.62% for Cu, 68.00% for Ag, and 67.80% for Au. A minimum mining width of 4.0 m was used for bench stoping and 15.0 m for vertical retreat mining (VRM). The current LOM plan continues to 2041.

Numbers may not add due to rounding.

The point of reference for Mineral Reserves in Table 1 is mill feed materials.

MINERAL RESOURCES

The table below presents our Mineral Resources estimates (exclusive of Mineral Reserves) for operating mines, with an effective date of December 31, 2025, unless otherwise indicated.

Table 2. Nexa Year-End Mineral Resources as of December 31, 2025 (except where otherwise indicated) for Zinc operating mines on a 100% basis.

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Interest/ Ownership	Class	Tonnage (Mt)	Grade					Contained Metal				
			Zinc (%)	Copper (%)	Silver (g/t)	Lead (%)	Gold (g/t)	Zinc (kt)	Copper (kt)	Silver (koz)	Lead (kt)	Gold (koz)
Mines												
Cerro Lindo (83.55%)	Measured	2.23	2.28	0.73	23.4	0.26	-	50.9	16.4	1,681	5.8	-
	Indicated	2.93	1.22	0.37	24.1	0.29	-	35.8	10.8	2,270	8.4	-
	Subtotal	**5.16**	**1.68**	**0.53**	**23.8**	**0.28**	-	**86.7**	**27.2**	**3,951**	**14.2**	-
	Inferred	8.60	1.29	0.25	25.3	0.32	-	111.3	21.8	6,997	27.4	-
El Porvenir (83.55%)	Measured	0.65	3.17	0.28	43.9	0.63	0.12	20.5	1.8	914	4.1	2.5
	Indicated	2.89	3.21	0.24	51.8	0.77	0.15	92.9	7.1	4,815	22.1	14.1
	Subtotal	**3.54**	**3.20**	**0.25**	**50.3**	**0.74**	**0.15**	**113.4**	**8.9**	**5,729**	**26.2**	**16.6**
	Inferred	20.49	3.69	0.22	83.8	1.24	0.30	756.5	44.9	55,225	253.6	200.4
Atacocha Underground (83.01%)	Measured	0.90	2.99	0.27	48.3	0.78	-	27.0	2.4	1,404	7.0	-
	Indicated	2.19	3.25	0.33	51.6	0.90	-	71.2	7.3	3,633	19.6	-
	Subtotal	**3.10**	**3.17**	**0.31**	**50.6**	**0.86**	-	**98.2**	**9.7**	**5,037**	**26.7**	-
	Inferred	8.55	4.12	0.58	79.8	1.21	-	352.2	49.6	21,926	103.3	-
Atacocha Open Pit (83.01%)	Measured	2.00	1.11	-	28.8	0.78	0.16	22.3	-	1,857	15.6	10.6
	Indicated	4.30	0.96	-	27.8	0.87	0.20	41.1	-	3,837	37.4	27.1
	Subtotal	**6.30**	**1.01**	-	**28.1**	**0.84**	**0.19**	**63.5**	-	**5,694**	**53.0**	**37.7**
	Inferred	1.49	1.07	-	25.0	0.89	0.18	16.0	-	1,197	13.3	8.7
Vazante Mine (100%)	Measured	0.51	8.51	-	14.3	0.26	-	43.3	-	235	1.3	-
	Indicated	1.95	9.39	-	6.1	0.11	-	183.1	-	380	2.2	-
	Subtotal	**2.46**	**9.21**	-	**7.8**	**0.14**	-	**226.4**	-	**615**	**3.5**	-
	Inferred	12.33	8.67	-	12.1	0.20	-	1,069.2	-	4,790	24.8	-
Vazante Aroeira Tailings (100%)	Measured	-	-	-	-	-	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-	-	-	-	-	-
	Subtotal	-	-	-	-	-	-	-	-	-	-	-
	Inferred	0.59	4.26	-	7.6	0.25	-	25.2	-	145	1.5	-
Aripuanã (100%)	Measured	0.39	2.59	0.29	21.1	0.83	0.37	10.1	1.1	263	3.2	4.6
	Indicated	4.27	3.88	0.18	36.2	1.44	0.28	165.6	7.7	4,975	61.5	38.6
	Subtotal	**4.66**	**3.77**	**0.19**	**34.9**	**1.39**	**0.29**	**175.7**	**8.8**	**5,238**	**64.8**	**43.2**
	Inferred	43.78	3.02	0.30	39.5	1.16	0.40	1,320.4	130.3	55,611	507.6	560.4
Subtotal	**Measured**	**6.69**	**2.60**	**0.32**	**29.6**	**0.55**	**0.08**	**174.1**	**21.7**	**6,354**	**37.1**	**17.7**
	Indicated	**18.53**	**3.18**	**0.18**	**33.4**	**0.82**	**0.13**	**589.8**	**32.8**	**19,910**	**151.3**	**79.8**
	Total	**25.22**	**3.03**	**0.22**	**32.4**	**0.75**	**0.12**	**763.9**	**54.6**	**26,265**	**188.4**	**97.5**
	Inferred	**95.82**	**3.81**	**0.26**	**47.4**	**0.97**	**0.25**	**3,650.6**	**246.6**	**145,892**	**931.5**	**769.5**

The table below presents our Mineral Resources estimates (exclusive of Mineral Reserves) for our zinc exploration projects prepared with an effective date of December 31, 2025 (except where otherwise noted).

Table 3. Nexa Year-End Mineral Resources as of December 31, 2025 (except where otherwise indicated) for Zinc projects on a 100% basis.

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The table below presents our Mineral Resources estimates for our Copper project portfolio, prepared with an effective date of December 31, 2025 (except where otherwise noted).

Table 4. Nexa Year-End Mineral Resources for Copper projects on a 100% basis.

NOTES TO MINERAL RESOURCES TABLES

The Qualified Person for the Mineral Resources estimate for Vazante, Vazante Aroeira Tailings, Aripuanã and Bonsucesso is José Antonio Lopes, B.Geo., FAusIMM (Geo); and for the Cerro Lindo, El Porvenir, Atacocha (Open Pit), Atacocha (Underground) mines, and for the Hilarión, Florida Canyon Zinc and Magistral projects is Jerry Huaman Abalos, B.Geo., MAusIMM (CP), both of whom are Nexa employees. The tonnage and content amounts presented in Tables 2, 3 and 4, represent 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Mineral Resources have an effective date as of: (a) December 31, 2025, for the Cerro Lindo, El Porvenir, Atacocha (Underground), Atacocha (Open Pit), Vazante, Vazante Aroeira Tailings, and Aripuanã mines; (b) December 31, 2024, for the Bonsucesso project; (c) December 31, 2022, for the Hilarion project; (d) October 30, 2020, for the Florida Canyon Zinc project; and (e) December 31, 2021, for the Magistral project.

S-K 1300 definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.

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Cerro Lindo Mine: Mineral Resources are estimated at an NSR cut-off value of US$45.66/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 87.40% for Zn, 82.67% for Cu, 65.22% for Pb, and 68.78% for Ag. A minimum mining width of 4.0 m was used to create resource shapes. Bulk density varies depending on mineralization domain.

Vazante Mine and Vazante Aroeira Tailings: Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (Calamine) the resources are estimated at a NSR cut-off value of US$29.25/t for soil and US$31.16/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated at a NSR cut-off value of US$25.73/t and for Hypogene Mineralization (Willemite) a cut-off value of US$62.42/t for all resource shapes. Mineral Resources estimates are based on average long-term metal prices for Willemite and Aroeira Tailings of zinc: US$3,449.20/t (US$1.56/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz; and for Calamine of zinc: US$3,250.30/t (US$1.47/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average hypogene mineralization (Willemite) head grades are 84.36% for Zn, 21.08% for Pb, and 42.00% for Ag. Recovery at supergene mineralization is 55.00% for Zn. Recoveries for Aroeira Tailings are 67.39% for Zn, 33.63% for Pb and 42.00% for Ag. A minimum thickness of 3.0 m for underground SLS, open pit shell for Calamine and above original topography for tailings. Bulk density was assigned based on rock type.

El Porvenir Mine: Mineral Resources are estimated at NSR cut-off grade values ranging from US$72.91/t to US$74.76/t for SLS areas and US$74.04/t to US$75.89/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz; and gold: US$2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 89.26% for Zn, 15.62% for Cu, 79.36% for Pb, 62.92% for Ag, and 30.19% for Au. A minimum mining width of 4.0 m was used for C&F and 3.0 m for SLS resource stope shapes. Bulk density varies depending on mineralization domain.

Atacocha (Underground) Mine: Mineral Resources are estimated at a NSR cut-off value of US$77.60/t for SLS, and US$78.77/t for C&F. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.20% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. A minimum mining width of 4.0 m was used for resources. Density was assigned based on rock type.

Atacocha (Open Pit) Mine: Mineral Resources are reported within an optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$22.91/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz; and gold: US$2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 84.03% for Pb, 75.76% for Ag, and 65.46% for Au. Mineral Resources are reported within open pit shell. Density was assigned based on rock type.

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Aripuanã Mine: Mineral Resources reported using a cut-off value of US$63.86/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz; and gold: US$2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 89.89% for Zn, 55.62% for Cu, 84.10% for Pb, 68.00% for Ag, and 67.80% for Au. A minimum thickness of 3.0 m was used for stope shapes. Bulk density varies depending on mineralization domain.

Bonsucesso: Mineral Resources are estimated at an NSR cut-off value of US$55.83/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,218.90/t (US$1.46/lb) and lead: US$2,300.33/t (US$1.04/lb). Metallurgical recoveries are based on historical processing data: zinc (92.5%), and lead (61.1%). A minimum thickness of 3.0 m was used for stope shapes. Bulk density was assigned based on rock type.

Hilarión: Mineral Resources are reported within underground mining shapes. The NSR cut-off is calculated based on the LOM costs: US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,245.91/t (US$1.47/lb); lead: US$2,332.46/t (US$1.06/lb); and silver: US$22.66/oz. Metallurgical recoveries are based on historical processing data: zinc (90.0%), lead (86.0%), and silver (72.0%). A minimum thickness of 4.0 m was used for stope shapes. Bulk density was assigned based on rock type.

Florida Canyon Zinc: Mineral Resources are reported using cut-off values of US$41.40/t NSR for SLS, US$42.93/t for C&F and US$40.61/t for Room & Pillar mine areas. The NSR cut-off is calculated based on the LOM costs: US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$2,816.35/t (US$1.28/lb); lead: US$2,196.50/t (US$1.00/lb); and silver: US$19.38/oz. Metallurgical recoveries are based on historical processing data: zinc (80.0%), lead (74.0%), and silver (52.0%). A minimum thickness of 3.0 m was used for SLS and C&F, and 4.0 m for Room & Pillar. Bulk density was assigned based on rock type.

Magistral: Mineral Resources are reported using NSR cut-off value: US$5.99/t (Porf. San Ernesto, Porf. Sara and Porf. H), US$5.51/t (Mixto), US$5.48/t (Skarn). Mineral Resources are estimated using average long term metal prices of: copper: US$8,272.00/t (US$3.75/lb); molybdenum: US$21,829.00/t (US$9.90/lb); and silver: US$21.34/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical data and vary from 79.3% in skarn to 92.5% in San Ernesto porphyry for copper, 51.3% in skarn and 79.2% in San Ernesto porphyry for molybdenum, and 70% for Ag. Bulk density was assigned based on rock type.

Numbers may not add due to rounding.

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

There are no Mineral Reserves at the Bonsucesso, Hilarión, Florida Canyon Zinc and Magistral projects.

The point of reference for Mineral Resources in Tables 2, 3 and 4 is mill feed materials.

Technical Information

José Antonio Lopes, B. Geo., FAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and a Nexa employee, has approved the scientific and technical information contained in this news release.

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Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available under Nexa’s profile on SEDAR+ at www.sedarplus.ca.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso) and one open-pit mine in the Central Andes region of Peru. We also own and operate three zinc smelters – two in the state of Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas.

Cautionary Statement on Mineral Reserve and Mineral Resource Estimates

All Mineral Reserve and Mineral Resource estimates of the Company disclosed or referenced in this news release have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“2014 CIM Definition Standards”), whose definitions are incorporated by reference in NI 43-101, for the metals indicated per mine and project. Accordingly, such information may not be comparable to similar information prepared in accordance with S-K 1300. For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F.

Mineral Reserve: is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Probable Mineral Reserve: is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven Mineral Reserve: is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Inferred Mineral Resource: is that part of a Mineral Resource for which quantity and grade or quality can be estimated based on geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Indicated Mineral Resource: is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

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Measured Mineral Resource: is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CapEx expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of

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management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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